Broke Out Inc.
83 High Street, Stony Stratford
Milton Keynes
United Kingdom, MK11 1AT

April 24, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re:	Broke Out Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed April 8, 2015
File No. 333-202337

Dear John Reynolds:

I write on behalf of Broke Out Inc., (the “Company”) in response to Staff’s letter of April 17, 2015, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed April 8, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. We note your responses to prior comments 7 and 16. Please disclose where appropriate the factors Mr. Draper considers when determining whether a product is produced and/or sold through Gone Retro versus Broke Out. In this regard, we note the statement on page 13 that you do not sell vintage clothing, “so there is no overlap of business interests.” However, Gone Retro’s website advertises clothes and products similar to those that appear on Broke Out’s website. Please revise accordingly or advise us why you believe it is not necessary to clarify how the businesses are differentiated. Additionally, please advise us whether the £8.98 per garment payment to Gone Retro applies regardless of the type of garment, e.g., “headwear, jackets, sweaters, t-shirts and weightlifting trousers.”

In response to this comment, the Company added a risk factor to discuss the potential overlap of merchandise and conflict of interest. The £8.98 per garment applies to all Company products.

Dilution, page 20

2. We note your revised dilution disclosure in response to comment 5. Please further revise the net tangible book value prior to this offering for each scenario to exclude the intangible assets, net of $7,595 as of December 31, 2014. Also provide us with your calculations for the increase in net tangible book value per share attributable to cash payments from purchasers of the shares offered, and immediate dilution per share to new investors as it is unclear to us how you arrived at those amounts.

In response to this comment, the Company revised the dilution disclosure as instructed. Please see below for calculations made.

Calculation for:

1. Increase in net tangible book value per share attributable to cash payments from purchasers of the shares offered:

= (Net Tangible Book Value Prior to this Offering / Number of shares issued prior to this offering) -

(Net Tangible Book Value After this Offering / (Number of shares issued prior to this offering + Number of shares issued from this offering))

The above increase in net tangible book value per share attributable to cash payments from purchasers of the shares offered is then illustrated pro rata in the table to show 25%, 50%, 75% and 100% of the primary offering being sold by the Company.

2. Immediate dilution per share to new investors:

= Public Offering Price per Share - Increase in Net Tangible Book Value per Share Attributable to cash payments from purchasers of the shares offered

Exhibits

Subscription Agreement

3. Based on the Terms of Subscription it appears you plan to issue paper stock certificates. As applicable, please revise the prospectus to address additional liquidity risks to potential purchasers associated with owning paper stock certificates.

In response to this comment, the Company added a risk factor pertaining to the liquidity risks associated with owning paper stock certificates.

In addition, enclosed herewith please an acknowledgement letter from the Company.

Sincerely,

/s/ Jason Draper
Jason Draper

Enclosures:

Acknowledgment by the Company

Broke Out Inc.

83 High Street, Stony Stratford

Milton Keynes

United Kingdom, MK11 1AT

Via EDGAR

April 24, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Re:	Broke Out Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed April 8, 2015
File No. 333-202337

Dear John Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated April 17, 2015 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Broke Out Inc.

By:	/s/ Jason Draper
Jason Draper
Chief Executive Officer